Exhibit 99.1

Release
DEUTSCHE BANK REPORTS NET INCOME OF EUR 5.0 BILLION FOR THE YEAR 2009
•	Income before income taxes of EUR 5.2 billion

•	Tier 1 capital ratio of 12.6%

•	Core Tier 1 ratio of 8.7%

•	Leverage ratio, per target definition, reduced to 23

•	Dividend recommendation of 75 cents per share

•	Fourth quarter income before income taxes of EUR 756 million; net income of EUR 1.3 billion, after expenses of EUR 225 million in respect of U.K. bank payroll tax
FRANKFURT AM MAIN, 4 February 2010 — Deutsche Bank (XETRA: DBKGn.DE / NYSE : DB) today reported unaudited figures for the fourth quarter and the full year 2009.
For the year 2009, net income was EUR 5.0 billion, versus a net loss of EUR 3.9 billion for the year 2008. Income before income taxes was EUR 5.2 billion, versus a loss before income taxes of EUR 5.7 billion in 2008. Diluted earnings per share were EUR 7.59, versus negative EUR 7.61 in 2008. Pre-tax return on average active equity, per the bank’s target definition, was 15%, versus negative 20% in 2008. The Tier 1 capital ratio was 12.6%, up from 10.1% at the end of 2008, while the Core Tier 1 ratio, which excludes hybrid instruments, was 8.7%, up from 7.0% at the end of 2008. The Management Board and Supervisory Board recommend a dividend of 75 cents per share, compared to 50 cents for 2008.
For the fourth quarter 2009, net income was EUR 1.3 billion, and earnings per share were EUR 2.00 on a diluted basis, versus a net loss of EUR 4.8 billion, or negative earnings per share of EUR 8.71 on a diluted basis, in the fourth quarter 2008. Income before income taxes was EUR 756 million, versus a loss before income taxes of EUR 6.2 billion in the prior year quarter. Fourth quarter 2009 income before income taxes included a non-tax deductible noninterest expense of EUR 225 million relating to the proposed bank payroll tax in the United Kingdom. 2009 fourth quarter net income reflects a tax benefit of EUR 554 million, mainly due to a credit of EUR 790 million arising from the recognition of deferred tax assets in the United States, which reflects strong current performance and improved income projections of Deutsche Bank entities within that tax jurisdiction.
Dr. Josef Ackermann, Chairman of the Management Board, said:
“Deutsche Bank achieved a great deal in 2009. We delivered very substantial profitability, while simultaneously reducing risk and balance sheet leverage. We used these good results to bolster our capital base, and our capital ratios are stronger than ever.”
He added: “We also took decisive strategic action in 2009. We re-positioned core businesses, and widened our scope for profitable growth, both by organic investments and via targeted acquisitions. We also defined our management agenda for the post-crisis era. Looking forward, we see a clear trend to recovery, and stabilisation of financial markets, although the effects of the recent crisis will take time to work through. The regulatory framework of our industry will also likely see changes. With our financial strength and our strategic positioning, we are very well placed for both the challenges and the opportunities of 2010.”
Group Highlights
Net revenues for the quarter were EUR 5.5 billion, versus EUR 853 million negative in the fourth quarter 2008.
In the Corporate and Investment Bank (CIB), fourth quarter net revenues were EUR 3.5 billion, versus EUR 3.0 billion negative in the fourth quarter 2008.
In Corporate Banking & Securities (CB&S), fourth quarter net revenues were EUR 2.9 billion, versus EUR 3.7 billion negative in the prior year quarter. Revenues in Sales & Trading (debt and other products) were EUR 1.3 billion, versus negative EUR 2.7 billion in the fourth quarter 2008, primarily reflecting the non-recurrence of losses recorded in Credit Trading of EUR 3.4 billion and mark-downs of EUR 1.7 billion recorded in the prior year quarter. Current quarter revenues included mark-downs of EUR 204 million, mainly related to provisions against monoline insurers. Revenues in Sales & Trading (equity) were EUR 637 million, versus EUR 2.1 billion negative in the fourth quarter 2008, primarily due to the non-recurrence of losses recognised in Equity Derivatives and Equity Proprietary Trading in the prior year quarter. Sales & Trading revenues in total were lower than in the third quarter 2009, reflecting seasonal patterns which were accentuated by sustained low volatility, markedly lower client activity in November and December, and continued normalization of margins. Revenues in Origination were EUR 379 million, versus EUR 938 million in the fourth quarter 2008, primarily reflecting the non-recurrence of mark-to-market net recoveries on leveraged loans and loan commitments which occurred in the prior year quarter. Revenues in Advisory were EUR 105 million, versus EUR 152 million in the prior year quarter, reflecting continued low volumes of M&A market activity and some loss of market share.

CB&S full year net revenues were EUR 16.2 billion, after mark-downs of EUR 925 million, versus EUR 428 million, after mark-downs of EUR 7.5 billion, in 2008. This development was due predominantly to strong performance in ‘flow’ trading products and the non-recurrence of the aforementioned trading losses recognized in the final quarter of 2008. Both factors reflected a successful re-orientation of the sales and trading platform towards customer business and liquid, ‘flow’ products. 2009 revenues additionally benefited from favorable market conditions, including both margins and volumes, particularly in the first half of the year, together with record full-year revenues in Commodities and Emerging Market Debt trading.
In Global Transaction Banking (GTB), fourth quarter net revenues were EUR 629 million, versus EUR 751 million in the prior year quarter. This development primarily reflects the continued low interest rate environment.
GTB full year net revenues were EUR 2.6 billion, versus EUR 2.8 billion in the year 2008. Revenues in Cash Management and Trust and Securities Services were lower, reflecting the impact of lower interest rates versus the prior year, while revenues in Trade Finance grew year-on-year, reflecting strong customer demand. 2009 revenues included a positive impact of EUR 160 million related to a revision in the bank’s risk-based funding framework, introduced in 2009.
In Private Clients and Asset Management (PCAM), fourth quarter net revenues were EUR 2.2 billion, an increase of EUR 177 million versus the fourth quarter 2008.
In Asset and Wealth Management (AWM), fourth quarter net revenues were EUR 784 million, versus EUR 588 million in the fourth quarter 2008, primarily reflecting the non-recurrence of specific negative revenue items in the prior year quarter, including mark-downs on seed capital and other investments, discretionary injections into certain consolidated money market funds, and impairment charges in real estate asset management. AWM captured net new money of EUR 12 billion in the quarter, of which EUR 9 billion were in Asset Management and EUR 3 billion in Private Wealth Management, compared to outflows of EUR 23 billion in the fourth quarter 2008.
AWM full year net revenues were EUR 2.7 billion, versus EUR 3.3 billion in the year 2008, primarily reflecting lower management fees, and higher impairments in real estate asset management. These effects were partially counterbalanced by the positive impact of lower injections into certain consolidated money market funds.
In Private & Business Clients (PBC), fourth-quarter net revenues were EUR 1.4 billion, essentially unchanged versus the fourth quarter 2008. Net revenues in the fourth quarter 2008 included EUR 97 million relating to post-IPO dividend income from a co-operation partner and a gain related to the disposal of a business. Loan/deposit and portfolio/fund management revenues increased in the fourth quarter 2009 compared with the same quarter 2008, primarily reflecting higher loan volumes and margins, as well as improved equity market conditions.
PBC full-year net revenues were EUR 5.6 billion, versus EUR 5.8 billion in the year 2008. The decrease was mainly driven by brokerage revenues, which were down by 29% compared to 2008, reflecting wariness on the part of retail investors in the wake of market turbulence in the fourth quarter 2008. This trend was partly offset by increased loan/deposit revenues resulting from higher loan volumes and margins.
In Corporate Investments (CI), fourth quarter 2009 net revenues were EUR 11 million negative, versus EUR 28 million positive in the fourth quarter 2008. Fourth quarter 2009 net revenues reflect an impairment charge of EUR 75 million on The Cosmopolitan Resort and Casino property which resulted from a more difficult business outlook for the hotel and casino market in Las Vegas.
CI full year net revenues were EUR 1.0 billion, versus EUR 1.3 billion in 2008. This development primarily reflects lower gains on the sale of industrial holdings, which were partially offset by positive effects of financial transactions related to the bank’s minority stake in Deutsche Postbank AG.
Provision for credit losses for the quarter was EUR 560 million, down from EUR 591 million in the fourth quarter 2008 and marginally up from EUR 544 million in the third quarter 2009. In CIB, provision for credit losses was EUR 357 million, versus EUR 361 million in the prior year quarter, while in PCAM, provision for credit losses was EUR 201 million, versus EUR 229 million in the prior year quarter. CIB’s provision for credit losses included EUR 311 million for assets reclassified in accordance with IAS 39, which related primarily to the junior debt portion of one Leveraged Finance exposure. Fourth quarter 2009 provision for credit losses was positively affected by changes in certain parameter and model assumptions, which reduced provision by EUR 87 million in CIB and EUR 27 million in PCAM. Full year provision for credit losses was EUR 2.6 billion, versus EUR 1.1 billion in 2008. The provision in CIB was EUR 1.8 billion, versus EUR 408 million in the prior year, primarily reflecting a significant increase in provision for assets reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflects impairment charges taken on a number of the bank’s counterparty exposures in the Americas and in Europe on the back of an overall deteriorating credit environment. The provision in PCAM was EUR 806 million, versus EUR 668 million in the prior year, predominantly reflecting a more challenging credit environment in Spain and Poland. Full year 2009 provision for credit losses was positively impacted by changes in certain parameter and model assumptions, which reduced provision by EUR 87 million in CIB and EUR 146 million in PCAM.
Noninterest expenses for the quarter were EUR 4.2 billion, versus EUR 4.8 billion in the fourth quarter 2008 and EUR 5.4 billion in the third quarter 2009. Compensation and benefits were EUR 2.4 billion, versus EUR 2.1 billion in the fourth quarter 2008 and EUR 2.8 billion in the third quarter 2009. Fourth quarter 2009 compensation expenses included EUR 225 million in respect of the bank payroll tax announced by the U.K. government. This was counterbalanced by the positive impact of changes to Deutsche Bank’s compensation structure, mainly reflecting an increased proportion of deferred compensation compared with prior periods, in line with the requirements of the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, German Financial Supervisory Authority) and the guidelines agreed at the G-20 meeting in Pittsburgh, USA, in September 2009. General and administrative expenses in the fourth quarter 2009 were EUR 2.0 billion, down from EUR 2.3 billion in the fourth quarter 2008 and EUR 2.2 billion in the third quarter 2009. Other non-compensation expenses were a credit of EUR 176 million in the quarter, versus a debit of EUR 364 million in the third quarter 2009 and a debit of EUR 367 million in the fourth quarter 2008. This development reflected a reversal of an impairment charge on intangible assets of EUR 291 million in Asset Management, related to DWS Scudder, which had been recognized in the fourth quarter 2008. This was partially offset by EUR 115 million in policyholder benefits and claims, related to the bank’s investment in Abbey Life, which were offset by a corresponding amount in net revenues.
Full year noninterest expenses were EUR 20.1 billion, versus EUR 18.3 billion in 2008. Compensation and benefits were EUR 11.3 billion, versus EUR 9.6 billion in the prior year. Variable compensation grew as a result of improved operating performance. It was also impacted by the U.K. bank payroll tax. However, this increase was partially counterbalanced by the impact of the aforementioned changes to the bank’s compensation structure. In 2009, the compensation ratio (ratio of compensation and benefits to net revenues) was 40%. Before severance and the effect of the U.K. bank payroll tax, the compensation ratio was 37%. General and administrative expenses were EUR 8.4 billion, versus EUR 8.3 billion in 2008, while other non-compensation expenses were EUR 408 million, versus EUR 333 million in 2008.
Income before income taxes for the quarter was EUR 756 million, versus a loss before income taxes of EUR 6.2 billion in the fourth quarter 2008. Pre-tax return on average active equity was 9%, versus negative 74% for the fourth quarter 2008. Per the bank’s target definition, pre-tax return on average active equity was 5%, versus negative 67% in the fourth quarter 2008.
Full year income before income taxes was EUR 5.2 billion, versus a loss of EUR 5.7 billion in 2008. Pre-tax return on average active equity was 15%, versus negative 18% in 2008. Per the bank’s target definition, pre-tax return on average active equity was 15%, versus negative 20% in 2008.
Net income for the quarter was EUR 1.3 billion, versus a net loss of EUR 4.8 billion in the fourth quarter 2008. Diluted earnings per share for the quarter were EUR 2.00, versus negative EUR 8.71 in the prior year quarter. Net income in the fourth quarter 2009 was positively affected by the aforementioned recognition of deferred tax assets in the U.S. of EUR 790 million, which contributed to a fourth quarter tax benefit of EUR 554 million.
Full year net income was EUR 5.0 billion, versus a net loss of EUR 3.9 billion in 2008. Diluted earnings per share were EUR 7.59, versus negative EUR 7.61 in 2008. The tax rate for 2009 was 4.7%, reflecting the aforementioned recognition of deferred tax assets in the U.S., specific items including the resolution of tax audits relating to prior years, and tax exempt income.
Tier 1 capital ratio was 12.6% at the end of 2009, its highest level since the adoption of the Basel framework, up from 11.7% at the end of the third quarter 2009 and 10.1% at the end of 2008, and substantially above the bank’s published target level of at least 10.0%. The Core Tier 1 ratio, which excludes hybrid instruments, was 8.7% at the end of 2009, versus 8.1% at the end of the third quarter 2009 and 7.0% at the end of 2008. During the fourth quarter 2009, the Tier 1 ratio was positively affected by retained earnings, together with a reduction in risk-weighted assets. Risk-weighted assets were reduced by EUR 14 billion, from EUR 288 billion at the end of the third quarter 2009 to EUR 273 billion at the end of 2009. This decrease included EUR 7 billion lower charges for market risk, reflecting a reduction in the regulatory capital multiplier, and reductions in Value at Risk. Tier 1 capital at the end of 2009 was EUR 34.4 billion, up from EUR 33.7 billion at the end of the third quarter 2009, and EUR 31.1 billion at the end of 2008.
Total assets were EUR 1,501 billion on an IFRS basis at the end of 2009, down 10% from EUR 1,660 billion at the end of the third quarter 2009, and down 32% from EUR 2,202 billion at the end of 2008. The quarter-on-quarter development reflects a reduction in positive market values for derivatives, together with lower brokerage and securities-related receivables. On a pro-forma U.S. GAAP basis, which permits the netting of derivatives and certain other trading instruments, total assets were EUR 891 billion, down from EUR 915 billion at the end of the third quarter 2009 and EUR 1,030 billion at the end of 2008. The bank’s leverage ratio, per target definition, was reduced to 23 at the end of 2009, versus 25 at the end of the third quarter 2009 and 28 at the end of 2008.
For the year 2009, the Management Board and Supervisory Board will recommend to the Annual General Meeting a dividend of 75 cents per share, compared to 50 cents for the year 2008.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)
Corporate Banking & Securities (CB&S)
Sales & Trading (Debt and other products) net revenues were positive EUR 1.3 billion in the fourth quarter 2009, compared to negative EUR 2.7 billion in the final quarter of 2008. This development was primarily driven by the non-recurrence of losses incurred in the prior year quarter in Credit Trading of EUR 3.4 billion, of which EUR 1.0 billion related to Credit Proprietary Trading. In addition, the fourth quarter 2008 included mark-downs of EUR 1.7 billion (thereof provisions against monoline insurers EUR 1.1 billion), compared with net mark-downs of EUR 204 million, mainly related to provisions against monoline insurers, in the fourth quarter 2009.
Net revenues in the fourth quarter 2009 were positive across all businesses. Sustained low volatility, seasonally lower client activity and lower bid-offer spreads resulted in a 42% decline in revenues compared to the third quarter of 2009. A significant portion of the net revenues in the fourth quarter of 2009 was driven by ‘flow’ products, although the revenues in Foreign Exchange, Money Markets and Rates were lower than the near record levels in previous quarters in 2009, and significantly lower than in the fourth quarter of 2008. Credit Trading and Emerging Markets had solid performance while there was growth in Commodities reflecting continued investment.

For the full year, Sales & Trading (Debt and other products) net revenues were EUR 9.8 billion, compared to EUR 116 million in 2008. This primarily reflects significantly lower mark-downs of EUR 1.0 billion for the year, compared to EUR 5.8 billion in 2008, and the non-recurrence of the aforementioned Credit Trading losses incurred in the fourth quarter of 2008. All ‘flow’ products benefited from wider bid-offer spreads and increased client volumes. Foreign Exchange and Money Markets reported strong revenues, although lower than the record levels seen in 2008. Deutsche Bank maintained its no. 1 market share in the Euromoney FX Poll for the fifth consecutive year. Rates and Emerging Markets generated record revenues, reflecting favorable market conditions. Commodities also had a record year, reaping the benefit of recent investment. Credit Trading had strong performance following a successful re-orientation towards more liquid, client-driven business, which included the closure of the bank’s dedicated credit proprietary trading platform.
Sales & Trading (Equity) net revenues were EUR 637 million in the fourth quarter 2009, compared with negative EUR 2.1 billion in the final quarter 2008. The increase in revenues compared with the prior year quarter reflects the non-recurrence of losses of EUR 1.7 billion in Equity Derivatives and of EUR 413 million in Equity Proprietary Trading.
Fourth quarter 2009 revenues reflected a solid performance with all businesses recording positive revenues. The 31% decline in Sales & Trading (Equity) revenues compared to the third quarter of 2009 was driven by seasonally lower client volumes and lower market volatility. Equity Trading performed well in all regions. Equity Derivatives benefited from the re-orientation of the business toward liquid, ‘flow’ and institutional investor products. Prime Brokerage maintained market share and client balances, having benefited from the ‘flight to quality’ in prior quarters. Equity Proprietary Trading revenues were significantly lower than in recent quarters.
For the full year, net revenues were EUR 2.7 billion, compared to negative EUR 631 million in 2008. The increase was driven by the non-recurrence of the aforementioned losses in Equity Derivatives and Equity Proprietary Trading in the fourth quarter 2008. In addition, there was a strong performance across all products, especially in Equity Trading, which increased market share in U.S. cash equities according to Bloomberg data and was voted Best Equity House in North America by Euromoney, and in Prime Brokerage (voted No. 1 Global Prime Broker by Global Custodian for the second consecutive year). Equity Derivatives performance improved significantly after the first quarter 2009 following the aforementioned re-orientation of the business. Equity Proprietary Trading performed well throughout 2009 with substantially lower resources than in 2008.
Origination and Advisory generated net revenues of EUR 484 million in the fourth quarter 2009, a decrease of 56%, or EUR 606 million, versus the fourth quarter 2008. Advisory revenues decreased by 31%, or EUR 47 million, to EUR 105 million, due to lower M&A volumes, reflecting the challenging market conditions and some loss of market share. Debt origination revenues decreased EUR 681 million to EUR 230 million, primarily due to the non-recurrence of mark-to-market net recoveries of EUR 757 million on leveraged loans and loan commitments which drove performance in the prior year quarter. In both investment grade and high yield bonds the bank grew market share, measured by share of fees, across all regions and increased its global ranking to second and third respectively. Equity origination increased revenues by EUR 122 million to EUR 149 million, reflecting higher market volumes. The bank grew market share globally, with increases in both the Americas and EMEA. (Source for rankings and market share data: Dealogic)
For the full year, Origination and Advisory revenues were EUR 2.2 billion, an increase of EUR 2.0 billion versus 2008. This increase was mainly in debt origination, and reflected the non-recurrence of net mark-downs of EUR 1.7 billion on leveraged loans and loan commitments in the prior year, compared with net mark-ups of EUR 103 million in the current year. By volumes, Deutsche Bank was ranked third in All International Bonds and second in All Bonds issued in Euros (source: Thomson Reuters). By share of fees, it improved its rank in high yield bonds to third globally and first in EMEA. Equity origination revenues grew substantially by EUR 328 million to EUR 663 million as market activity increased across all regions. The bank maintained its market position while improving market share globally. Advisory revenues decreased by 32%, or EUR 187 million, as global volumes declined from the prior year and were at the lowest level since 2004. (Source for rankings and market share data by fees: Dealogic).
Loan products net revenues were EUR 347 million for the fourth quarter 2009, an increase of 42%, or EUR 103 million, from the prior year period. The main drivers of the increase were unrealised net mark-to-market gains on the investment grade fair value loan and hedge portfolio in the fourth quarter of 2009, due to improved credit market conditions, versus unrealised net mark-to-market losses in the prior year period.
For the full year, loan products net revenues were EUR 1.6 billion, an increase of 17%, or EUR 230 million, versus 2008, mainly driven by the aforementioned mark-to-market gains on the investment grade fair value loan and hedge portfolio in the current year, compared with unrealised net mark-to-market losses in 2008.
Other products net revenues were EUR 118 million in the fourth quarter 2009, compared to negative EUR 288 million in the prior year quarter. The increase was a result of mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
For the full year 2009, other products revenues were negative EUR 151 million, an increase of EUR 511 million over 2008. This development was driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, partly offset by an impairment charge of EUR 500 million relating to The Cosmopolitan Resort and Casino property and losses on private equity investments recorded in the first quarter 2009.
CB&S provision for credit losses was EUR 345 million in the fourth quarter 2009, a decrease of EUR 13 million, versus the prior year quarter. The provision in the fourth quarter 2009 included EUR 311 million related to assets which had been reclassified in accordance with IAS 39, which related primarily to the junior debt portion of one Leveraged Finance exposure. In the quarter, CB&S also recorded a EUR 87 million positive impact from revised assumptions made when determining the inherent loan loss allowance.

For the full year, CB&S provision for credit losses was EUR 1.8 billion, versus EUR 402 million in 2008. The increase primarily reflected provisions for credit losses related to Leveraged Finance assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions as a result of deteriorating credit conditions, predominantly in Europe and the Americas.
Noninterest expenses of EUR 2.1 billion in CB&S in the fourth quarter 2009 increased by 26%, or EUR 434 million, versus the fourth quarter 2008. The increase mainly reflects the aforementioned effects from Abbey Life and higher performance-related compensation in line with improved results.
For the full year, noninterest expenses increased 27%, or EUR 2.3 billion, to EUR 10.9 billion. The increase mainly reflects higher performance-related compensation in line with improved results and effects from Abbey Life. In addition, noninterest expenses included charges of EUR 200 million related to the bank’s offer to repurchase certain products from private investors in the third quarter 2009, and of EUR 316 million related to a legal settlement with Huntsman Corp. recorded in the second quarter 2009. These were partly offset by savings from cost containment measures and lower staff levels.
Income before income taxes in CB&S was EUR 397 million in the fourth quarter 2009, compared to a loss before income taxes of EUR 5.8 billion in the prior year quarter. For the full year 2009, income before income taxes was EUR 3.5 billion, compared to a loss before income taxes of EUR 8.5 billion in 2008.
Global Transaction Banking (GTB)
GTB generated net revenues of EUR 629 million in the fourth quarter 2009, a decrease of 16%, or EUR 122 million, versus the fourth quarter 2008. The decrease was predominantly attributable to the prevailing low interest rate environment, partly offset by a higher demand for Trade Finance products in Germany and the Americas and a positive impact of EUR 42 million related to a revision of the bank’s risk-based funding framework in the second quarter 2009.
For the full year, GTB’s net revenues were EUR 2.6 billion, a decrease of 6%, or EUR 167 million, compared to 2008. The decrease was attributable to a low interest rate environment, depressed asset valuations during the first nine months of 2009, lower depository receipts and reduced dividend activity. These were partly offset by continued growth in Trade Finance products and a positive impact of EUR 160 million related to the aforementioned revision of the bank’s risk-based funding framework.
GTB’s provision for credit losses was EUR 12 million in the fourth quarter 2009, compared with EUR 3 million in the prior year quarter. For the full year, provision for credit losses was EUR 27 million for 2009, versus EUR 5 million for 2008.
Noninterest expenses were EUR 437 million in the fourth quarter 2009, down 4%, or EUR 20 million, compared to the fourth quarter 2008. The decrease was mainly attributable to lower transaction-related expenses and continued tight cost management.
For the full year, noninterest expenses were EUR 1.8 billion, an increase of 8%, or EUR 141 million, compared to 2008. The increase was driven by higher regulatory costs related to deposit and pension protection, growing transaction-related expenses as well as increased performance-related costs in line with improved group-wide results. In addition, the formation of Deutsche Card Services in the fourth quarter 2008 contributed to higher noninterest expenses.
Income before income taxes was EUR 180 million for the quarter, a decrease of 38%, or EUR 111 million, compared to the prior year quarter. For the full year, income before income taxes was EUR 776 million, a decrease of 30%, or EUR 330 million, compared to 2008.
Private Clients and Asset Management Group Division (PCAM)
Asset and Wealth Management (AWM)
In the fourth quarter 2009, AWM reported net revenues of EUR 784 million, an increase of 33%, or EUR 195 million, versus the prior year period. This development reflects a number of significant specific items which negatively impacted revenues in the fourth quarter 2008, including mark-downs on seed capital and other investments of EUR 164 million and discretionary injections of EUR 92 million into certain consolidated money market funds. Portfolio/fund management revenues in Asset Management (AM) increased by 3% or EUR 11 million, mainly reflecting higher asset valuations following a stabilisation of the capital markets after market turbulence in the prior year quarter. In Private Wealth Management (PWM), portfolio/fund management revenues remained virtually unchanged. Loan/deposit revenues were up 6%, or EUR 5 million, driven by higher loan margins and a positive impact from the revision of the risk-based funding framework in the second quarter 2009. Brokerage revenues decreased by 9%, or EUR 18 million, compared with the fourth quarter 2008, affected by reduced customer demand and a shift toward lower-margin products. Revenues from other products were positive EUR 5 million in the fourth quarter 2009 versus negative EUR 192 million in the same period last year, which included the aforementioned significant specific items.
For the full year 2009, AWM’s net revenues were EUR 2.7 billion, a decrease of 18%, or EUR 576 million, versus 2008. This development was primarily driven by lower management fees as a consequence of lower asset valuations during the first nine months of 2009 and higher impairments related to real estate asset management, partially counterbalanced by lower discretionary injections into money market funds.
Noninterest expenses in the fourth quarter 2009 were EUR 456 million, a decrease of 69%, or EUR 1.0 billion, compared to the same quarter in 2008. This development mainly reflected the reversal of an impairment charge on intangible assets of EUR 291 million in AM, related to DWS Scudder, which had been taken in the fourth quarter 2008. In addition, AM’s fourth quarter 2008 was negatively affected by a goodwill impairment of EUR 270 million in a consolidated RREEF infrastructure investment (transferred to Corporate Investments in the first quarter 2009). Adjusted for these two items, the decrease in AWM’s noninterest expenses versus the prior year quarter, was 14%. In PWM, noninterest expenses increased slightly compared with the fourth quarter 2008, reflecting increased performance-related compensation in line with improved group-wide results, higher severance payments related to continued efforts to reposition PWM’s platform and costs in relation to the acquisition of Sal. Oppenheim. These effects were offset by the non-recurrence of a EUR 39 million provision taken in the fourth quarter 2008 related to the repurchase of ARP/ARS from private clients.
For the full year 2009, AWM noninterest expenses were EUR 2.5 billion, down 35%, or EUR 1.3 billion, compared to the prior year. The decline was primarily driven by the aforementioned developments.
AWM recorded an income before income taxes of EUR 326 million in the fourth quarter 2009, compared to a loss before income taxes of EUR 860 million in the prior year quarter.
For the full year 2009, AWM’s income before income taxes was EUR 202 million, versus a loss of EUR 525 million in 2008.
Invested assets in AWM were EUR 686 billion at December 31, 2009, an increase of EUR 28 billion compared to September 30, 2009. In AM, invested assets increased by EUR 20 billion during the fourth quarter 2009, reflecting net new assets of EUR 9 billion, market appreciation and foreign exchange rate effects. In PWM, invested assets increased by EUR 8 billion, with EUR 3 billion related to net new money.
AWM’s invested assets increased by EUR 58 billion compared to December 31, 2008. In AM, invested assets increased by EUR 33 billion mainly from market appreciation and net new money of EUR 9 billion. Invested assets in PWM increased by EUR 25 billion, predominantly resulting from market appreciation and net new money of EUR 7 billion.
Private & Business Clients (PBC)
Net revenues of EUR 1.4 billion in the fourth quarter 2009 were essentially unchanged versus the fourth quarter 2008. Payments, account & remaining financial services revenues of EUR 254 million were essentially unchanged to the prior year quarter. Brokerage revenues increased by 3%, or EUR 4 million, compared to the prior year quarter, benefitting from an improved market environment. These market improvements, together with recent successful capture of discretionary portfolio management volumes were the main drivers for the increase in portfolio/fund management revenues by 33%, or EUR 18 million, versus the fourth quarter 2008. Loan/deposit revenues increased by 12%, or EUR 91 million, mainly due to higher loan volumes and margins, partly offset by the negative effects of the low interest rate environment on deposit revenues. Revenues from other products decreased by EUR 132 million versus the prior year quarter, primarily due to the non-recurrence of two specific items of the fourth quarter of 2008: a post-IPO dividend income from a co-operation partner and subsequent gains related to a business sale. Additionally, the contribution from PBC’s asset and liability management function declined versus the fourth quarter 2008.
For the full year 2009, net revenues were EUR 5.6 billion, down 3%, or EUR 201 million, versus 2008. The decrease was attributable to the non-recurrence of the aforementioned specific items, together with low levels of client activity in turbulent markets, particularly in the first nine months of 2009.
Provision for credit losses was EUR 198 million in the fourth quarter 2009, a decrease of 8%, or EUR 17 million, compared with the fourth quarter 2008, driven by lower provisions of EUR 27 million in relation to certain revised parameter and model assumptions.
For the full year, the provision for credit losses was EUR 790 million, an increase of 21%, or EUR 136 million, compared to 2008. This development reflects the continued deterioration of the credit environment in Spain and Poland, and generally higher credit costs in the other regions, partly offset by releases and lower provisions of EUR 146 million in 2009 related to certain revised parameter and model assumptions.
Noninterest expenses in the fourth quarter 2009 were EUR 1.1 billion, virtually unchanged compared to the fourth quarter 2008 as a result of a tight cost management.
For the full year, noninterest expenses were EUR 4.3 billion, an increase of 4%, or EUR 150 million, compared to 2008. This increase was predominantly driven by higher severance payments of EUR 192 million, up from EUR 84 million in 2008, related to measures to improve platform efficiency.
Income before income taxes in PBC was EUR 47 million in the quarter, a decrease of 8%, or EUR 4 million, compared to the fourth quarter 2008.
For the full year 2009, income before income taxes was EUR 458 million, a decrease of 52%, or EUR 487 million, versus 2008.
Invested assets were EUR 194 billion as of December 31, 2009, a decrease of EUR 2 billion compared to September 30, 2009, primarily reflecting maturities of time deposits, which were acquired in the fourth quarter of 2008. The full-year 2009 increase of EUR 5 billion versus December 31, 2008 was mainly driven by market appreciation, amounting to EUR 10 billion for the year 2009, partly offset by the aforementioned outflows in time deposits.
For the full year 2009, there was a net outflow of EUR 4 billion, with EUR 3 billion attributable to the fourth quarter, relating mainly to the above-mentioned effect from deposits, partly compensated for by net new securities volumes.
PBC’s total number of clients as of December 31, 2009 was 14.6 million, unchanged compared to December 31, 2008. During the fourth quarter 2009, PBC’s client flows were net 63 thousand negative, in particular related to the aforementioned maturities of time deposits.
Corporate Investments Group Division (CI)
CI reported a loss before income taxes of EUR 103 million in the fourth quarter 2009, compared to a gain of EUR 1 million in the fourth quarter 2008. The loss in the fourth quarter 2009 mainly related to an impairment charge of EUR 75 million on The Cosmopolitan Resort and Casino property, resulting from a more difficult business outlook for the hotel and casino market in Las Vegas.
For the full year 2009, income before income taxes was EUR 456 million compared to EUR 1.2 billion in 2008. The result in 2009 included gains of EUR 1.0 billion related to the bank’s minority stake in Deutsche Postbank AG. In addition, gains from the sale of industrial holdings were offset by related impairment charges. Furthermore, impairments of EUR 151 million on goodwill related to the bank’s investment in Maher Terminals and of EUR 75 million on The Cosmopolitan Resort and Casino property were recorded in 2009. The result of the prior year was primarily driven by gains of EUR 1.3 billion from the sale of industrial holdings.
Consolidation & Adjustments (C&A)
Loss before income taxes in C&A was EUR 91 million in the fourth quarter 2009. The result was significantly impacted by negative effects from different accounting methods used for management reporting and IFRS. These related primarily to economically hedged short-term positions along with economically hedged debt issuance trades, mainly driven by short-term interest rate movements in both euro and U.S. dollar. In the fourth quarter 2008, income before income taxes was EUR 68 million, mainly driven by positive effects from different accounting methods used for management reporting and IFRS and value added tax benefits, partly offset by expenses related to the hedging of investments in foreign operations and charges related to litigation provisions.
For the full year 2009, loss before income taxes was EUR 226 million, compared to income of EUR 15 million in 2008.

These figures are preliminary and unaudited. The Annual Report 2009 and Form 20-F will be published on 16 March 2010. For further details regarding the results, please refer to the 4Q2009 Financial Data Supplement which is available under www.deutsche-bank.com/ir/financial-supplements .
For further information, please contact:

Press and Media Relations	Investor Relations

+49 69 910 43800 (Frankfurt)	+49 69 910 35395 (Frankfurt)
db.presse@db.com	+1 212 250 7125 (New York)
db.ir@db.com

An Analyst Meeting to discuss the 2009 financial results will take place in Frankfurt today:

Time:	2.00 p.m. — approx. 4.00 p.m. CET

Speakers:	Dr. Josef Ackermann Stefan Krause	Chairman of the Management Board Chief Financial Officer

Phone:	Germany:	+ 49 69 7104 914 13
	U.K.:	+ 44 203 147 4695
	USA:	+ 1 866 796 1569

(Please dial in 10 minutes before the conference starts.)

Webcast (Video):	www.deutsche-bank.com/ir/video-audio
(listen only)	- live and replay -

Slides:	www.deutsche-bank.com/ir/presentations
(available from ca. 10.15 a.m. CET)
This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir .
This release may also contain non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, refer to the 4Q2009 Financial Data Supplement, which is available at www.deutsche-bank.com/ir.